SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:     Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):     Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):     Yes  ☐     No  ☒

YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Full Year 2013 & Q4 2013.

2

Item 1 - Explanatory Note

We are filing the attached “Translation of Consolidated Results Full Year 2013 & Q4 2013” to correct an erroneous figure inadvertently included in the same document filed earlier today. This attachment corrects the “End of year—Worldwide” Proved developed and undeveloped natural gas reserves figure included on p. 17 of the document.

YPF S.A.

Consolidated Results

FULL YEAR 2013 & Q4 2013

Consolidated Results Full Year 2013 & Q4 2013

CONTENT

Consolidated Results Full Year 2013 & Q4 2013

The year 2013 closed with increases in Revenues of 34%, in Operating Income of

52%, in EBITDA of 63%, in Production of 1.7% and in Proved Reserves of 11%.

Q4 2012	Q3 2013	Q4 2013	Var.% 2013/2012	(Unaudited Figures)	Jan-Dec 2012	Jan-Dec (*) 2013	Var.% 2013/2012
18,862	24,244	25,294	34.1%	Revenues (MARS)	67,174	90,113	34.1%
1,846	3,444	3,820	106.9%	Operating income (MARS)	7,903	12,015	52.0%
1,019	1,414	1,918	88.2%	Net income (**) (MARS)	3,902	5,681	45.6%
5,039	7,690	10,574	109.8%	EBITDA (MARS)	18,053	29,394	62.8%
2.59	3.60	4.89	88.2%	Earnings per share ARS (MARS)	9.92	14.44	45.6%
2,364	4,573	7,539	218.9%	Comprehensive Income (MARS)	8,143	17,666	116.9%
6,812	8,028	11,028	61.9%	Capital Expenditures (***) (MARS)	16,485	29,848	81.1%

Data presented in accordance with International Financial Reporting Standards (“IFRS”). Includes consolidated companies.

EBITDA = Net Income + net interest + income tax + deferred income tax + amortization

(*)	Jan-Dec 2013 recurring results are presented as part of cumulated results, except for the impact of provisions relating to claims arising from arbitration proceedings concerning AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM).
(**)	Attributable to controlling shareholder.
(***)	Purchase of Metrogas fixed assets (ARS 3,137 million) and YPF Energía Eléctrica (ARS 1,878 million) not included.

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE FULL YEAR 2013 AND FOURTH QUARTER 2013

•

Ordinary revenues for 2013 were ARS 90,113 million, a 34.1% increase compared to 2012, primarily as a result of increased sales of gasoline, diesel and natural gas in the domestic market. Revenues for fourth quarter 2013 were ARS 25,294 million, a 34.1% increase compared to fourth quarter 2012.

•

In 2013, recurring operating income was ARS 12,015 million, a 52% increase compared to 2012, primarily as a result of substantially higher operating income from both our Upstream (an increase of 25.3%) and Downstream (an increase of 64.1%) business segments. Operating income for fourth quarter 2013 was ARS 3,820 million, a 106.9% increase compared to fourth quarter 2012.

•	Recurring EBITDA for 2013 was ARS 29,394 million, a 62.8% increase compared to 2012. EBITDA for fourth quarter 2013 was ARS 10,574 million, a 109.8% increase compared to fourth quarter 2012.

•	Recurring net income for 2013 was ARS 5,681 million, a 45.6% increase compared to 2012. Net income for fourth quarter 2013 was ARS 1,918 million, an 88.2% increase compared to fourth quarter 2012.

•	Operating cash flow for 2013 was ARS 20,964, a 21% increase compared to ARS 17,301 million for 2012.

Consolidated Results Full Year 2013 & Q4 2013

•

Capex for 2013 was ARS 29,848 million, a 81.1% increase compared to 2012. Capex for fourth quarter 2013 was ARS 11,028 million, a 61.9% increase compared to ARS 6,812 million for fourth quarter 2012. Our largest investments were related to increase development activity in our Upstream business segment, both with respect to production from conventional and unconventional hydrocarbon resources, and also progress in projects in our Downstream business segment.

•

Hydrocarbon proved reserves additions in 2013 were 284 Mboe[1], consisting of 140 Mbbl of liquids and 144 Mboe of natural gas. Proved reserves increased by 10.6% in 2013, from 979 Mboe to 1,083 Mboe. In 2013, our reserve replacement ratio was 158%.

•

Total hydrocarbon production for 2013 was 493.4 Kboed, a 1.7% increase compared to 2012. This increase in production indicates a continued reversal of the downward trend in production recorded in previous years. Crude oil production for 2013 was 232.3 Kbbld, a 2.2% increase compared to 2012, and natural gas production for 2013 was 33.9 Mm3d, a 1.5% increase compared to 2012. Total hydrocarbon production for fourth quarter 2013 increased by 7.5% compared to fourth quarter 2012; crude oil production for fourth quarter 2013 was 239.3 Kbbld, a 6.3% increase compared to fourth quarter 2012, and natural gas production for fourth quarter 2013 was 35.5 Mm3d, a 10.2% increase compared to fourth quarter 2012.

•

During 2013, we drilled over 100 wells targeting unconventional formations. In fourth quarter 2013, average production from unconventional formations net to YPF was 15.1 Kboed (as from December 2013, only 50% of net production from the Loma Campana field is allocated to YPF). In the Loma Campana field, over 30 wells have been drilled, and 19 drilling and 8 workover rigs are currently in operation.

•

The average utilization rate of our refineries during 2013 was 87%, a 3.5% decrease compared to 2012. This decrease was primarily the result of the unprecedented storm that affected the La Plata refinery during second quarter 2013, which crippled refinery processing levels for that period. The average utilization rate of our refineries for fourth quarter 2013 was 90%, a 2% decrease compared to fourth quarter 2012.

•

In 2013, we issued bonds in the local capital markets for a total principal amount equivalent to approximately ARS 7.6 billion and USD 650 million in the international capital markets. As a result of these issuances, the average debt maturity of the Company was extended to three and a half years (as of December 31, 2013). As of December 31, 2013, 41% of our outstanding debt was denominated in Argentine pesos, and the rest was denominated in US dollars.

[1]	Approximately 6.5 Mboe were transferred to affiliates that we consolidate in our financial statements as a result of YPF Energía Eléctrica’s working interest in the Ramos field. This working interest was previously owned by Pluspetrol Energy, and is thus included under Equity-accounted Entities Reserves in our consolidated financial statements.

Consolidated Results Full Year 2013 & Q4 2013

2. ANALYSIS OF OPERATING RESULTS

2.1 UPSTREAM

Q4 2012	Q3 2013	Q4 2013	Var.% 2013/2012	(Unaudited Figures)	Jan-Dec 2012	Jan-Dec (*) 2013	Var.% 2013/2012
1,222	2,135	1,729	41.5%	Operating income (MARS)	5,730	7,179	25.3%
8,235	10,963	12,673	53.9%	Revenues (MARS)	31,314	42,697	36.3%
225.2	235.1	239.3	6.3%	Crude oil production (**) (Kbbld)	227.4	232.3	2.2%
53.2	37.7	54.7	2.8%	NGLproduction (**) (Kbbld)	47.6	48.2	1.3%
32.2	35.6	35.5	10.2%	Gas production (**) (Mm3d)	33.4	33.9	1.5%
480.9	496.5	517.0	7.5%	Total production (**) (Kboed)	485.0	493.4	1.7%
118	279	304	157.6%	Exploration costs (MARS)	582	829	42.4%
5,085	6,642	8,682	70.7%	Capital Expenditures (MARS)	12,111	24,492	102.2%
1,794	2,675	2,902	61.7%	Depreciation (MARS) International Prices	6,878	9,591	39.4%
110.1	110.3	109.2	-0.8%	Brent (***) (USD/bbl)	111.7	108.6	-2.8%
3.5	3.6	3.6	1.6%	Gas Henry Hub (***) (USD/Mmbtu) Realization Prices	2.8	3.7	32.1%
69.3	70.8	74.7	7.8%	Crude oil prices in domestic market Period average (USD/bbl)	70.0	71.4	2.0%
2.82	3.91	4.16	47.5%	Average gas price (****) (USD/Mmbtu)	2.22	3.94	77.5%

Data presented in accordance with IFRS. Includes consolidated companies.

(*)	Jan-Dec 2013 recurring results are presented as part of cumulated results, except for the impact of provisions relating to claims arising from arbitration proceedings concerning AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM).
(**)	Production includes, as from August 1, 2013, a 27% stake in the Ramos Joint Venture for exploration and production of hydrocarbons, currently held by YPF Energía Eléctrica.
(***)	Source: Reuters

Upstream operating income for fourth quarter 2013 was ARS 1,729 million, a 41.5% increase compared to fourth quarter 2012.

Sales revenues for fourth quarter 2013 increased by 53.9% compared to fourth quarter 2012, primarily as a result of increased crude oil and natural gas sales. Crude oil sales revenues for fourth quarter 2013 increased by ARS 3,219 million, or 52.4%, compared to fourth quarter 2012, primarily as a result of a 36.1%

Consolidated Results Full Year 2013 & Q4 2013

increase in the price per barrel in Argentine peso terms and a 6.3% increase in production. Natural gas sales revenues for fourth quarter 2013 increased by 92.5% compared to fourth quarter 2012, primarily as a result of a 10.2% increase in production and a 47.5% increase in the average sale price. The Incentive Scheme for Additional Injection of Natural Gas positively impacted sales revenues in the amount of ARS 983 million for fourth quarter 2013.

The dollar-denominated price for crude oil in the local market for fourth quarter 2013 was 74.7 USD/bbl, a 7.8% increase compared to fourth quarter 2012, primarily as a result of increased demand for “medanito” light crude oil in the local market. The dollar-denominated average sale price of natural gas for fourth quarter 2013 was 4.16 USD/Mmbtu.

Hydrocarbon production for fourth quarter 2013 was 517 Kbped, a 7.5% increase compared to fourth quarter 2012, reflecting the impact of our increased investment in production over the last 21 months. Crude oil production for fourth quarter 2013 was an average of 239.3 Kbbld, natural gas production was an average of 35.5 Mm3d and LNG production was an average of 54.7 Kbbld. Compared to third quarter 2013, crude oil production for fourth quarter 2013 increased by 4.2 Kbbld, or 1.8%, while natural gas production was substantially the same.

Costs for fourth quarter 2013 increased by ARS 3,931 million, or 56%, compared to fourth quarter 2012, primarily as a result of increased amounts and higher charges in Argentine peso terms for contracted services by ARS 765 million. Amortization for fourth quarter 2013 increased by ARS 1,108 million compared to fourth quarter 2012, primarily as a result of increased investment activity and increased value of peso-denominated assets, a ARS 496 million increase crude oil royalties for fourth quarter 2013 compared to fourth quarter 2012 due higher Argentine peso-denominated price at the wellhead, and increased taxes and contributions resulting from a ARS 370 million adjustment attributable to the full year 2013 and a ARS 186 million increase in exploration expenses due to the permanent abandonment of three test wells.

Operating income for fourth quarter 2013 from Upstream related companies, including mainly YPF Holdings, YPF International, YPF Energía Eléctrica (including solely Ramos oil field) and YPF Servicios Petroleros, was ARS 41 million compared to ARS-32 million for fourth quarter 2012.

ANNUAL RESULTS

Upstream recurring operating income for 2013 was ARS 7,179 million, a 25.3% increase compared to 2012. This increase was primarily the result of a price adjustment for crude oil, its equivalent of which in pesos was positively impacted by increased movements in the exchange rate during the year and an increased sale price for natural gas, together with increased production throughout the year. Costs grew primarily as a result of increased amounts and higher charges in Argentine peso terms for contracted services, higher amortization, as a result of increased investment activity and increased value of peso-denominated assets, and higher increase in royalties paid due higher Argentine peso-denominated price at the wellhead and increased production.

Hydrocarbon production for 2013, which amounted to 493.4 Kbped, a 1.7% increase compared to 2012, indicates a continued reversal of the downward trend in production recorded in previous years. Crude oil production for 2013 increased by 2.2%, and gas production for 2013 increased by 1.5%, in each case compared to 2012. As for production from fields where YPF is the operator and accounting for a 100% participation (Secretaría de Energía criteria), crude oil and natural gas production increased by 3.4% and 2.2%, respectively, in 2013 compared to 2012.

Consolidated Results Full Year 2013 & Q4 2013

CAPEX

Investments in Upstream for fourth quarter 2013 were ARS 8,682 million, a 70.7% increase compared to fourth quarter 2012.

As for development activities, our most significant investments were made in the Neuquina basin, especially in Loma La Lata, in unconventional tight gas development in Lajas, in conventional resources in the Aguada Toledo—Sierra Barrosa area, and in the Chihuido Sierra Negra and Catriel areas. In the Golfo San Jorge basin, investments have continued in the Manantiales Behr and El Trébol areas in order to increase the recovery factor from such areas. Also, we highlight development activities in the province of Santa Cruz, primarily in Los Perales, Cañadón Seco, Cañadón Yatel, and Cañadón de la Escondida, as well as the progress achieved in the Mendoza Norte blocks in the province of Mendoza. Additionally, development activities have started in Chachahuen area in the province of Mendoza.

In relation to development activity in unconventional areas, during fourth quarter 2013, over 30 wells have been drilled, and 19 drilling and 8 workover rigs are currently in operation. Average production net to YPF totaled 15.1 Kbped for fourth quarter 2013, including 9.5 Kbbld of crude oil, 3 Kbbld of LNG and 0.41 Mm3d of natural gas (as from December 2013, only 50% of net production from the Loma Campana field is allocated to YPF). In December 2013, gross production was 18.9 Kboed.

As regards exploration activities in the Neuquina basin during fourth quarter 2013, investments have been made mainly in the areas of Pampa de Las Yeguas I, Pampa de Las Yeguas II, San Roque, El Manzano, Puesto Cortadera, Aguada Pichana, Loma de La Mina, Chachahuen, Cerro Hamaca and Altiplanicie del Payún; in addition, noteworthy investments were made in the Barranca Yankowsky, Restinga Alí, Cerro Piedra- Cerro Guadal Norte y Manantiales Behr areas in the Golfo de San Jorge basin.

Upstream cumulative investment for 2013 was ARS 24,492 million, a 102.2% increase compared to 2012.

Reserves

Total hydrocarbon proved reserve additions in 2013 were 284 Mboe2, consisting of 140 Mbbl of liquids and 144 Mboe of natural gas. Proved reserves increased by 10.6% in 2013, from 979 Mboe to 1,083 Mboe.

Consequently, our reserve replacement ratio topped 158%, its highest level since the year 2000. Same indicator for natural gas was 185% and for liquids was 137%.

We highlight the reserves additions in Loma La Lata—Aguada Toledo Sierra Barrosa for developing Tight Gas in the Lajas Formation, those related to the extension of concessions in the province of Chubut, in Loma Campana and Loma La Lata Norte associated with the development of Shale Oil of the Vaca Muerta Formation, additions by improvements in production in Magallanes, and in the basins of Golfo San Jorge and Neuquina due to new projects and results in secondary recovery production.

[2]	Approximately 6.5 Mboe were transferred to affiliates that we consolidate in our financial statements as a result of YPF Energía Eléctrica’s working interest in the Ramos field. This working interest was previously owned by Pluspetrol Energy, and is thus included under Equity-accounted Entities Reserves in our consolidated financial statements.

Consolidated Results Full Year 2013 & Q4 2013

2.2 DOWNSTREAM

Q4 2012	Q3 2013	Q4 2013	Var.% 2013/2012	(Unaudited Figures)	Jan-Dec 2012	Jan-Dec 2013	Var.% 2013/2012
1,197	1,534	2,767	131.2%	Operating income (MARS)	4,095	6,721	64.1%
18,205	23,163	24,623	35.3%	Revenues (MARS)	66,116	86,771	31.2%
4,037	4,188	4,094	1.4%	Sales of refined products in domestic market (Km3)	15,745	15,988	1.5%
450	355	432	-4.0%	Exportation of refined products (Km3)	1,572	1,502	-4.5%
199	208	198	-0.5%	Sales of petrochemical products in domestic market (*) (Ktn)	810	779	-3.9%
126	76	49	-61.1%	Exportation of petrochemical products (Ktn)	334	281	-15.9%
293	292	287	-2.0%	Crude oil processed (Kboed)	288	278	-3.5%
92%	91%	90%	-2.0%	Refinery utilization (%)	90%	87%	-3.5%
1,725	1,276	2,106	22.1%	Capital Expenditures (**) (MARS)	4,232	4,903	15.9%
305	368	485	58.9%	Depreciation (MARS)	1,065	1,452	36.4%
662	713	704	6.3%	Average domestic market gasoline price (USD/m3)	660	712	7.8%
750	797	774	3.3%	Average domestic market diesel price (USD/m3)	751	783	4.2%

Data presented in accordance with IFRS. Includes consolidated companies.

(*)	Fertilizer sales not included
(**)	Purchase of Metrogas fixed assets (ARS 3,137 million) and YPF Energía Eléctrica (ARS 1,878 million) not included.

Operating income in Downstream for fourth quarter 2013 was ARS 2,767 million, a 131.2% increase compared to fourth quarter 2012.

Net sales for fourth quarter 2013 increased by 35.3% compared to fourth quarter 2012, primarily as a result of a 34.7% and 30.6% increase in the average price in terms of Argentine pesos for gasoline and diesel, respectively, resulting in increased income of ARS 1,236 million for gasoline and ARS 2,189 million for diesel. In addition, a ARS 345 million, or 7.1%, increase for fourth quarter 2013 compared to fourth quarter 2012 in the volume of gasoline marketed offset a 1.2% decrease in the volume of diesel sold, the latter having no impact on billing due to the product mix sold. Additionally, net sales were positively impacted by a ARS 349 million increase in exports of flour and seed oil, amounting to ARS 500 million for fourth quarter 2013, and an ARS 453 million increase in local and international fuel oil sales, amounting to ARS 1,296 million for fourth quarter 2013. Sales of petrochemical products for fourth quarter 2013 increased by ARS 310 million compared to fourth quarter 2012, primarily as a result of by higher prices of products marketed.

Consolidated Results Full Year 2013 & Q4 2013

In fourth quarter 2013, a receivable advance payment corresponding to insurance covering the incident at the La Plata refinery was booked under “Other income (expenses), net”. The total amount booked was ARS 1,956 million, approximately ARS 1,406 million for material damage affecting the refinery and ARS 550 million for payment on account of loss of income. YPF’s claim for such payment was accepted by the insurance company in December 2013. Coverage associated with the loss of income covers a period of compensation which will run until January 16, 2015.

Costs, net of “Other income (expenses), net”, for fourth quarter 2013 increased by 40.2% compared to fourth quarter 2012. This increase is primarily the result of an ARS 826 million increase in the amount of crude oil purchased from other producers, an ARS 3,266 million increase in the amount of crude oil transferred from Upstream, an ARS 763 million increase in the amount of imports of diesel (mainly Eurodiesel) with higher volumes and at a higher Argentine peso-denominated price, an ARS 291 million increase in the price and volumes of biofuels purchased, and an ARS 181 million increase in amortization. Additionally, repair and maintenance services cost increased. During fourth quarter 2013 an exceptional environmental provision of ARS 287 million was registered.

Processing levels at our refineries decreased by 2% decrease in fourth quarter 2013 compared to fourth quarter 2012, which reflects an almost full recovery from the incident affecting our La Plata refinery in second quarter 2013. The level of crude oil processed in fourth quarter 2013 was 287 Kbbld. The annual average of crude oil processed was 278 Kbbld, 3.5% lower compared to 2012.

Operating income of Downstream controlled companies for fourth quarter 2013, including mainly OPESSA, ELERAN, YPF Inversora Energética, YPF Brazil, YPF Chile and YPF Energía Eléctrica was ARS -19 million, compared to ARS 47 million for fourth quarter 2012.

Annual results

Cumulated operating income for 2013 was ARS 6,721 million, a 64.1% increase compared to 2012. A 31.2% increase in sales was partially offset by a 29.1% increase in costs, mainly due to the higher price of crude oil in Argentine Peso terms and higher imports of diesel. It is worth mentioning that local demand for gasoline and diesel grew by 10% and 1%, respectively, in terms of volume sold. In turn, the average price of gasoline and diesel for 2013 increased by 29.8% and 25.4%, respectively, compared to 2012.

CAPEX

Investment in our Downstream business segment for fourth quarter 2013 was ARS 2,106 million, a 22.1% increase compared to fourth quarter 2012. We focused during fourth quarter 2012 on several long-term projects intended to increase gasoline and diesel production capacity, as well as the quality of such products, including: the implementation of a coke unit at the La Plata refinery, works at industrial complexes to improve our logistics, storage and dispatching facilities and projects with focus on improving safety and the environment.

Cumulative capital expenditures in Downstream for 2013 were ARS 4,903 million, a 15.9% increase compared to 2012.

Consolidated Results Full Year 2013 & Q4 2013

2.3 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Net costs for fourth quarter 2013 were ARS 676 million, an ARS 103 million increase compared to fourth quarter 2012. Results from this segment were positively impacted by improved results for fourth quarter 2013 posted by our controlled company A-Evangelista S.A. and YPF Tecnología, decreased losses from YPF Holdings and the impact of certain corporate cost reallocations among business units.

2.4 RELATED COMPANIES

Fourth quarter 2013 results from related companies was ARS 276 million, an increase of ARS 260 million compared to fourth quarter 2012, primarily as a result of positive results from Profertil, Mega and Refinor. Results from related companies for 2013 were ARS 353 million, an ARS 239  million increase compared to 2012.

3. LIQUIDITY AND SOURCES OF CAPITAL

During fourth quarter 2013, cash flow generation was ARS 4,585 million, a 155 million, or 3.3%, decrease compared to fourth quarter 2012. Compared to September 30, 2013, cash and cash equivalents increased by ARS 3,810 million to reach ARS 10,713 million as of December 31, 2013. Thus, gross financial debt of the Company increased by ARS 5,814 million. Net debt increased by ARS 2,004 million to reach ARS 21,177 million as of December 31, 2013. The average cost of Argentine peso-denominated debt for fourth quarter 2013 was 21.53%, while the average cost of dollar-denominated debt was 6.05% for fourth quarter 2013.

YPF Notes issued during Q4 2013 and afterwards are detailed below:

ON	Amount	Interest Rate	Maturity
Series XXIV (Q4 2013)	150 MUSD	LIBOR + 7.5%	58 month
Series XXV (Q4 2013)	300 MARS	BADLAR + 3.24%	18 month
Series XXVI (Q4 2013)	500 MUSD	8.875%	60 month
Series XXVII (Q4 2013)	150 MARS	19% + margin	12 month
Series XXIX (Q1 2014)	500 MARS	BADLAR + 0%	72 month
Series XXX (Q1 2014)	379 MARS	BADLAR + 3.50%	21 month

Consolidated Results Full Year 2013 & Q4 2013

4. TABLES AND NOTES

Results Fourth Quarter 2013

Consolidated Results Full Year 2013 & Q4 2013

4.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

Q4 2012	Q3 2013	Q4 2013	Var.% 2013/2012		Jan-Dec 2012	Jan-Dec 2013	Var.% 2013/2012
18,862	24,244	25,294	34.1%	Revenues	67,174	90,113	34.1%
(14,138)	(17,875)	(20,185)	42.8%	Costs of sales	(50,267)	(68,571)	36.4%

4,724	6,369	5,109	8.2%	Gross profit	16,907	21,542	27.4%

(1,640)	(1,986)	(2,016)	22.9%	Selling expenses	(5,662)	(7,571)	33.7%
(702)	(654)	(797)	13.5%	Administration expenses	(2,232)	(2,686)	20.4%
(118)	(279)	(304)	157.6%	Exploration expenses	(582)	(829)	42.4%
(418)	(6)	1,828	-537.3%	Other expenses	(528)	704	-233.3%

1,846	3,444	3,820	106.9%	Operating income	7,903	11,160	41.2%

16	(56)	276	1625.0%	Income on investments in companies	114	353	209.6%
609	540	1,869	206.9%	Financial income (expenses), net	548	2,835	417.3%
(474)	(1,038)	197	-141.6%	Income tax	(2,720)	(2,844)	4.6%
(978)	(1,473)	(4,284)	338.0%	Deferred income tax	(1,943)	(6,425)	230.7%

—	3	(40)		Net income for noncontrolling interest	—	(46)

1,019	1,414	1,918	88.2%	Net income for the period (**)	3,902	5,125	31.3%

2.59	3.60	4.89	88.2%	Earnings per share, basic and diluted	9.92	13.05	31.3%

1,345	3,156	5,661	320.9%	Other comprehensive Income	4,241	12,031	183.7%

2,364	4,573	7,539	218.9%	Total comprehensive income for the period	8,143	17,110	110.1%

5,039	7,690	10,574	109.8%	EBITDA	18,053	28,539	58.1%

Note: Information presented in accordance with IFRS.

(*)	EBITDA = Net Income+ net interest + income tax + deferred income tax + amortization
(**)	Attributable to controlling shareholder.

Consolidated Results Full Year 2013 & Q4 2013

4.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	12/31/2012	12/31/2013
Noncurrent Assets
Intangible assets	1,492	2,446
Fixed assets	56,971	93,496
Investments in companies	1,914	2,124
Deferred income tax assets	48	34
Other receivables and advances	1,161	2,927
Trade receivables	15	54

Total Non-current assets	61,601	101,081

Current Assets
Inventories	6,922	9,881
Other receivables and advances	2,635	6,506
Trade receivables	4,044	7,414
Cash and equivalents	4,747	10,713

Total current assets	18,348	34,514

Total assets	79,949	135,595

Shareholders’ Equity
Shareholders’ contributions	10,674	10,600
Reserves and unnapropiated retained earnings	20,586	37,416
Noncontrolling interest	—	224

Total Shareholders’ Equity	31,260	48,240

Noncurrent Liabilities
Provisions	10,663	19,172
Deferred income tax liabilities	4,685	11,459
Other taxes payable	101	362
Salaries and social security	48	8
Loans	12,100	23,076
Accounts payable	162	470

Total Noncurrent Liabilities	27,759	54,547

Current Liabilities
Provisions	820	1,396
Income tax liability	541	122
Other taxes payable	920	1,045
Salaries and social security	789	1,119
Loans	5,004	8,814
Accounts payable	12,856	20,312

Total Current Liabilities	20,930	32,808

Total Liabilities	48,689	87,355

Total Liabilities and Shareholders’ Equity	79,949	135,595

Note: Information presented in accordance with IFRS.

Consolidated Results Full Year 2013 & Q4 2013

4.3 CONSOLIDATED STATEMENT OF CASH FLOWS

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

Q4 2012	Q3 2013	Q4 2013		Jan-Dec 2012	Jan-Dec 2013
			Cash Flows from operating activities
1,019	1,417	1,878	Net income	3,902	5,079
(16)	56	(276)	Income from investments in companies	(114)	(353)
2,168	3,088	3,447	Depreciation of fixed assets	8,129	11,236
50	49	55	Amortization of intangible assets	152	197
324	567	678	Consumption of materials and fixed assets and intangible assets retired, net of provisions	1,170	2,336
899	554	975	Net increase in provisions	2,208	3,256
(1)	—	16	Increase in fixed assets provisions	(1)	16
(793)	1,868	(5,593)	Changes in assets and liabilities	(1,149)	(7,062)
253	15	144	Dividends from investments in companies	388	280
837	1,742	3,261	Net charge of income tax payment	2,616	5,979

4,740	9,356	4,585	Net cash flows provided by operating activities	17,301	20,964

			Cash flows used in investing activities
			Payments for investments:
(5,024)	(7,466)	(9,436)	Acquisitions of fixed assets and Intangible assets	(16,403)	(27,639)
—	(11)	(9)	Capital contributions in non-current investments		(20)
—	—	—	Acquisition of non-current investments		(36)
—	—	5,351	Revenues from sales of fixed assets and intangible assets		5,351

(5,024)	(7,477)	(4,094)	Net cash flows used in investing activities	(16,403)	(22,344)

			Cash flows (used in) provided by financing activities
(5,876)	(1,311)	(1,912)	Payment of loans	(28,253)	(6,804)
(336)	(732)	(887)	Payment of interests	(920)	(2,720)
10,538	2,219	5,983	Proceeds from loans	32,130	16,829
(303)	(326)	—	Payments of dividends	(303)	(326)

4,023	(150)	3,184	Net cash flows (used in) provided by financing activities	2,654	6,979

30	34	135	Effect of changes in exchange rates on cash and equivalents	83	224

3,769	1,763	3,810	Increase (Decrease) in Cash and Equivalents	3,635	5,823

978	5,140	6,903	Cash and equivalents at the beginning of year	1,112	4,747
	—	—	Cash at the beginning of year incorporation of Gasa	—	143
4,747	6,903	10,713	Cash and equivalents at the end of year	4,747	10,713

3,769	1,763	3,810	Increase (Decrease) in Cash and Equivalents	3,635	5,823

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
950	883	4,533	Cash	950	4,533
3,797	6,020	6,180	Other Financial Assets	3,797	6,180

4,747	6,903	10,713	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	4,747	10,713

Note: Information presented in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2013 & Q4 2013

4.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

	Unit	Q1	Q2(*)	2012 Q3(*)	Q4	Cum. 2012	Q1	Q2	2013 Q3	Q4	Cum. 2013
Upstream
Crude oil production	Kbbl	20,738	20,683	21,095	20,715	83,231	20,365	20,770	21,625	22,019	84,780
NGL production	Kbbl	4,975	3,818	3,722	4,892	17,407	4,918	4,162	3,471	5,033	17,584
Gas production	Mm3	2,964	3,101	3,194	2,962	12,221	2,824	3,001	3,272	3,262	12,359
Total production	Kbpe	44,352	44,005	44,903	44,239	177,499	43,045	43,806	45,675	47,568	180,094
Downstream

Sales of petroleum products
Domestic market
Gasoline	Km3	1,029	925	1,053	1,126	4,133	1,159	1,060	1,121	1,206	4,545
Diesel	Km3	1,910	1,971	2,075	2,073	8,029	1,946	2,057	2,048	2,047	8,098
Jet fuel and kerosene	Km3	109	107	112	116	444	108	111	112	118	449
Fuel Oil	Km3	8	229	332	193	762	129	100	293	239	760
LPG	Km3	196	266	252	158	872	168	220	265	144	796
Others**	Km3	369	374	391	371	1,505	379	270	350	340	1,338
Total domestic market	Km3	3,621	3,872	4,215	4,037	15,745	3,889	3,819	4,188	4,094	15,988
Export market
Petrochemical naphta	Km3	37	109	7	32	185	0	0	0	0	0
Jet fuel and kerosene	Km3	139	125	130	131	525	131	121	127	126	505
LPG	Km3	8	17	28	117	170	123	36	30	104	293
Bunker (Diesel and Fuel Oil)	Km3	175	142	160	162	639	186	98	189	191	664
Others**	Km3	14	12	19	8	53	10	10	9	11	39
Total export market	Km3	373	405	344	450	1,572	450	265	355	432	1,502
Total sales of petroleum products	Km3	3,994	4,277	4,559	4,487	17,317	4,339	4,084	4,542	4,526	17,490

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	18	56	61	70	205	24	27	68	105	224
Methanol	Ktn	80	77	63	48	268	49	57	64	66	236
Others	Ktn	143	122	126	151	542	130	138	143	132	543
Total domestic market	Ktn	241	255	250	269	1,015	203	222	276	303	1,003
Export market
Methanol	Ktn	0	0	0	41	41	8	22	1	10	41
Others	Ktn	77	53	78	85	293	62	64	75	39	240
Total export market	Ktn	77	53	78	126	334	70	86	76	49	281
Total sales of petrochemical products	Ktn	318	308	328	395	1,349	273	308	352	352	1,284

Sales of other products
Grain, flours and oils
Domestic market	Ktn	157	260	165	89	671	39	30	24	31	124
Export market	Ktn	1	3	41	60	105	87	239	284	159	769
Total Grain, flours and oils	Ktn	158	263	206	149	776	126	269	308	190	893

*	Production from Q2 2012 and Q3 2012 has been restated with the results of the annual reserves calculation.
**	Includes mainly sales of oil and base lubricants, greases, asphalts, coke coal and others.

Consolidated Results Full Year 2013 & Q4 2013

4.5 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES

(Argentine Securities Commission General Resolution No. 541)

	Crude oil, condensate and natural gas liquids (million barrels)
	2013
	Argentina	United States		Worldwide
Proved developed and undeveloped reserves
Beginning of year	589	1		590
Revisions of previous estimates	105	—		105
Extensions, discoveries and improved recovery	40	—		40
Purchases and sales (3)	(5)	—		(5)
Production for the year (2)	(102)	(*	)	(102)

End of year(2)	627 (1)	1		628

	2013
	Argentina	United States		Worldwide
Proved developed reserves
Beginning of year	453	*		453

End of year	476	1		477

Proved undeveloped reserves
Beginning of year	136	*		137

End of year	151	—		151

Company’s share in equity method investees’ proved developed and undeveloped reserves (at the end of the year)	—	—		—

(1)	Includes 76 natural gas liquids as of December 31, 2013.
(2)	Proved reserves of crude oil, condensate and natural gas liquids include an estimated approximately 93 as of December 31, 2013, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil, condensate and natural gas liquids production includes an estimated approximately 15 for the year 2013 in respect of such types of payments.
(3)	Includes a volume of 1 corresponding to the transfer of the participation of YPF SA in Pluspetrol Energy (Reserve Area Ramos) to the company YPF Energía Eléctrica, a subsidiary of YPF S.A.
*	Less than 1 (one).
**	Insignificant differences could exist due to values rounding.

Consolidated Results Full Year 2013 & Q4 2013

	Natural gas (billion of cubic feet)
	2013
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of year	2,183	3	2,186
Revisions of previous estimates	563	1	564
Extensions, discoveries and improved recovery	181	—	181
Purchases and sales (2)	63	—	63
Production for the year(1)	(436)	(1)	(437)

End of year (1)	2,555	3	2,558

	2013
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of year	1,807	3	1,810

End of year	1,935	3	1,938

Proved undeveloped reserves
Beginning of year	376	—	376

End of year	620	—	620

Company’s share in equity method investees’ proved developed and undeveloped reserves (at the end of the year)	—	—	—

(1)	Proved reserves of natural gas include an estimated approximately 285 as of December 31, 2013, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated approximately 47 for the year 2013 in respect of such types of payments.
(2)	Includes a volume of 31 corresponding to the transfer of the participation of YPF SA in Pluspetrol Energy (Reserve Area Ramos) to the company YPF Energía Eléctrica, a subsidiary of YPF S.A.
*	Insignificant differences could exist due to values rounding.

Consolidated Results Full Year 2013 & Q4 2013

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise. The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: www.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 7, 2014	By:	/s/ Alejandro Cherñacov
	Name:	Alejandro Cherñacov
	Title:	Market Relations Officer